CORE FINANCIAL LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2025
TOGETHER WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68330

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____CORE Financial, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
1086 N. Fourth Street, Suite 108
(No. and Street)

Columbus	OH	43201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Sarko	614 827 8271	tsarko@crecrealestate.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeJoy & Co. CPA's, LLP
(Name – if individual, state last, first, and middle name)

280 East Broad Street, Suite 300	Rochester	NY	14604
(Address)	(City)	(State)	(Zip Code)

02-18-2004	1069
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Thomas Sarko, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CORE Financial, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Thomas Sarko Digitally signed by Thomas Sarko Date: 2026.02.09 11:22:39 -05'00'

Title:
President/CCO

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CORE FINANCIAL LLC



Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
  Core Financial LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Core Financial LLC (the "Company") as of December 31, 2025, the related statements of operations and changes in member's capital, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy & Co. CPAs, LLP

We have served as the Company's auditor since 2025.

February 26, 2026.



CORE FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	125,684
Prepaid expenses		11,850
CRD fund deposit		3,187
TOTAL ASSETS	$	140,721

LIABILITIES AND MEMBER'S CAPITAL

ACCOUNTS PAYABLE	$	15,850
MEMBER'S CAPITAL		124,871
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	140,721

The accompanying notes to financial statements
are an integral part of this statement.

CORE FINANCIAL LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE	$	130,000
EXPENSES:		
Expense sharing agreement expenses		174,000
Professional fees		24,938
Regulatory fees		38,743
Other		5,074
Total expenses		242,755
NET LOSS		(112,755)
MEMBER'S CAPITAL, beginning of year		151,326
CONTRIBUTIONS FROM MEMBER		86,300
MEMBER'S CAPITAL, end of year	$	124,871

The accompanying notes to financial statements
are an integral part of this statement.


CORE FINANCIAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025


CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(112,755)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in prepaid expenses		4,854
Increase in CRD fund deposit		(825)
Increase in accounts payable		48,938
Total adjustments		52,967
Net cash used in operating activities		(59,788)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution from member		14,500
Net cash provided by financing activities		14,500
NET DECREASE IN CASH		(45,288)
CASH, beginning of year		170,972
CASH, end of year	$	125,684
NON-CASH FINANCING ACTIVITIES:		
Contribution from member through forgiven accounts payable	$	71,800


The accompanying notes to financial statements
are an integral part of this statement.


1. BUSINESS DESCRIPTION

Core Financial LLC (the "Company") was established in May 2009. The Company was approved by the Financial Industry Regulatory Authority in June 2010 to conduct securities transactions. In November 2011, the shareholders of the Company transferred their ownership to Core Capital Partners, LLC ("Partners"). Effective August 21, 2025, Partners sold its ownership interest in the Company to Aspen Bend Partners LLC (the "Parent"). The Parent then transferred its ownership interest in the Company to Core Real Estate Capital LLC (the "Member"). The Member is a wholly owned holding company of the Parent and serves as the Company's sole member.

The Company is a limited broker-dealer whose only business is to act as placement agent for real estate investment syndications mandated by and with an affiliate. The Company is required to meet the rules and regulations of the Securities and Exchange Commission ("SEC") and the Divisions of Securities in the states in which the Company is registered. The Company has represented that it does not and will not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Recent accounting pronouncement -

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740), Improvements to Income Tax Disclosures*, which enhances existing income tax disclosure requirements. The ASU is effective for annual periods beginning after December 15, 2024, and may be applied prospectively with an option for retrospective application. The Company adopted the ASU on January 1, 2025. The adoption did not have a material impact on the Company's financial statements, as the guidance is disclosure-related only.

Going concern -

These financial statements have been prepared in accordance with GAAP applicable to a going concern entity, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. During the year ended December 31, 2025, the Company incurred a loss. Management has obtained representation from the Parent that any additional funds required for cash flow needs will be provided through capital contributions for at least one year from the issuance date of these financial statements, and that the Parent has the ability to support the Company. Based on this, the Company believes that it will have sufficient cash to enable the Company to continue as a going concern.

Use of estimates -

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, the timing of recognition of revenue and allocation of shared expenses. Accordingly, actual results may differ from those estimates.

Cash -

Cash consists of demand deposits held by a bank.

Income taxes -

The Company is a single member limited liability company, treated as a disregarded entity for federal, state and city income tax purposes; it therefore does not incur income taxes at the entity level. Instead its earnings and losses are passed through to the Member and included in the calculation of the Member's and ultimate beneficial owners' tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2022.

Revenue recognition -

The Company's only source of revenue is commissions from private real estate offerings. The Company sells equity interests in real estate investments and earns a contingent commission on those sales. Revenue is recognized at a point in time upon the satisfaction of the performance obligation, which occurs at the closing of the related transaction when all contingencies are resolved and collectability is probable. Significant judgment is applied in determining the timing of revenue recognition.

Subsequent events -

The Company has evaluated subsequent events through February 26, 2026, the date the financial statements were available to be issued. There were no subsequent events requiring recognition or disclosure during the period then ended.

3. **CREDIT RISK CONCENTRATION**

The Company maintained bank balances that, at times, may exceed the federally insured limit as of and during the year ended December 31, 2025. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $109,834, which was $104,834 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 14.43%.

5. **RELATED PARTY TRANSACTIONS**

The Company earns all revenue from investment syndications with related party affiliates.

Additionally, the Company has an expense-sharing arrangement with the Member, under which the Company shares certain overhead and administrative expenses with the Member and other affiliates of the Member. Total expense incurred under the expense sharing agreement for the year ended December 31, 2025 was $174,000. The following table provides a summary of the expense incurred by the Company under the expense sharing agreement for the year ended December 31, 2025:

Payroll	$149,100
Office overhead	9,400
Office rent	7,900
Insurance	7,600
Total	$174,000

Accounts payable totaled $15,850 at December 31, 2025, of which $14,500 relates to amounts due to an affiliated entity and $1,350 relates to trade payables.

During the year ended December 31, 2025, the Member made a capital contribution of $86,300, consisting $71,800 for the settlement of amounts previously included in accounts payable and $14,500 of cash.

6. **SEGMENT REPORTING**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placement of securities. The Company has identified the President of the Company as the chief operating decision maker ("CODM"), who uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company operates in a single reportable segment; therefore, all financial information, including revenue, expenses, assets, and liabilities is included in the accompanying financial statements.

7. **CONCENTRATIONS AND CONTINGENCIES**

The Company may be subject to various legal proceedings arising in the ordinary course of its business. Management is not aware of any pending or threatened legal proceedings that could have a material impact on the Company's financial statements.

The Company derived 100% of its total revenue from one Member affiliate sponsored private placement offering in 2025.

CORE FINANCIAL LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

NET CAPITAL COMPUTATION:

Total member's capital from statement of financial condition	$	124,871
Deductions and/or charges:		
Total non-allowable assets		15,037
Net capital	$	109,834
Aggregated indebtedness:		
Accounts payable	$	15,850
Percentage of aggregated indebtedness to net capital		14.43%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum Net Capital Required		
(6 2/3% of total aggregate indebtedness)	$	1,057
Minimum Dollar Net Capital Requirement		
of Reporting Broker or Dealer	$	5,000
Minimum Net Capital Requirement	$	5,000
Net Capital In Excess of Minimum Required	$	104,834

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(2) because there were no material differences between this computation and the corresponding computation in the most recently filed FOCUS report.

The accompanying notes to financial statements
are an integral part of this schedule.

CORE FINANCIAL LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2025

The Company claims exemption from SEA Rule 15c3-3.

The accompanying notes to financial statements
are an integral part of this schedule.

- 9 -



DeJoy & Co.
CPAs, LLP

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Core Financial LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Core Financial LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

DeJoy & Co. CPAs, LLP

February 26, 2026.



CREC
REAL ESTATE, LLC

CORE FINANCIAL LLC EXEMPTION REPORT

Core Financial LLC (the Company) is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) during the period January 1, 2025 through December 31, 2025 without exception.

Core Financial LLC Exemption Report

I, Thomas Sarko, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President/CCO
Date of Report: February 26, 2026

1086 North 4th Street, Suite 108, Columbus, OH 43201 | o: 614 485.2500

www.crecrealestate.com